Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(AMOUNTS IN CANADIAN DOLLARS)

MAY 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Our integrated software solutions and support services are designed for organizations in the financial services, manufacturing, oil and gas, and government sectors to:

●	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
●	Track the location of assets to support improved asset utilization and redeployment of idle equipment;
●	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
●	Accelerate the sale of surplus assets while generating higher yields.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them liberate more capital from their assets.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the Over-the-Counter (OTC) Bulletin Board (OTCBB: NTLNF).

This Management’s Discussion and Analysis (MD&A) for Northcore should be read with the unaudited interim consolidated financial statements for the period ended March 31, 2011, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2010.  This document was approved by the Board of Directors on May 31, 2011.

CHANGES IN ACCOUTNING POLICIES

On January 1, 2011, the Company adopted International Financial Reporting Standards (IFRS) for financial reporting purposes, using the transition date of January 1, 2010.  The financial statements for the three months ended March 31, 2011, including required comparative information, have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles ("previous GAAP").  Unless otherwise noted, 2010 comparative information has been prepared in accordance with IFRS.

The adoption of IFRS has not had an impact on the Company’s operations, strategic decisions and cash flow.  Further information on the IFRS impact is provided in the Adoption of New Accounting Policies section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

DEVELOPMENTS IN THE FIRST QUARTER OF 2011

Northcore accomplished the following activities in the period:

●	Completed the analysis and design phase for the Dutch Auction / Group Purchasing platform “Discount This”;
●	Designed, developed and delivered a series of enhancements to the Holistic Remarketing application used by the NACCO Material Handling Group;
●	Launched the Home Dealer-Owners Connect website at the Bi-Annual Home Hardware market showcase;
●	Initiated a comprehensive Search Engine Optimization project for a major strategic partner; and
●	Closed the second tranche of an equity private placement, securing net proceeds of $713,000 through the issuance of common shares and warrants.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

●	The timing of our future capital needs and our ability to raise additional capital when needed;
●	Our ability to repay our debt to lenders;
●	Increasingly longer sales cycles;
●	Potential fluctuations in our financial results and our difficulties in forecasting;
●	Volatility of the stock markets and fluctuations in the market price of our stock;
●	The ability to buy and sell our shares on the OTC Bulletin Board;
●	Our ability to compete with other companies in our industry;
●	Our dependence upon a limited number of customers;
●	Our ability to retain and attract key personnel;
●	Risk of significant delays in product development;
●	Failure to timely develop or license new technologies;
●	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
●	Risk of system failure or interruption;
●	Risks associated with any further dramatic expansions and retractions in the future;
●	Risks associated with international operations;
●	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
●	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
●	Fluctuations in currency exchanges;
●	Risks to holders of our common shares following any issuance of our preferred shares; and
●	The ability to enforce legal claims against us or our officers or directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined above, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS

Comparison of the Quarters Ended March 31, 2011 and March 31, 2010

This section compares the unaudited consolidated financial results for the three months ended March 31, 2011 and March 31, 2010 and analyzes significant changes in the consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Overview:  Our loss for the first quarter of 2011 was $574,000, or $0.003 per share, compared to loss of $713,000, or $0.004 per share, for the same quarter of 2010.  The improvement in loss of $139,000 or 20 percent was mainly due to the increase in revenues and a decrease in operating expenses, partially offset by an increase in interest expense.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support) and application hosting fees.

Revenues increased by $33,000 or 22 percent, to $183,000 for the quarter ended March 31, 2011, from $150,000 for the quarter ended March 31, 2010.  The increase in revenues was attributed to the increase in services and hosting revenues, partially offset by the decrease in royalty fees.  The increase in services revenue was attributed to the development of the Dutch Auction Group Purchase Platform with DiscountThis.com, while the decrease in royalty fees was due to the expiry of the royalty arrangement with Norway in June of 2010.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC.

Income from investments increased by $14,000 or 67 percent, to $35,000 for the quarter ended March 31, 2011, from $21,000 for the same period of 2010.  The increase was due to higher earnings reported by the joint venture.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, bad debt expense, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $15,000 or four percent, to $372,000 for the quarter ended March 31, 2011, as compared to $387,000 for the quarter ended March 31, 2010.  The reduction in occupancy costs and foreign exchange losses contributed to the savings, partially offset by the increase in investor relations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services.  These costs amounted to $181,000 for the quarter ended March 31, 2011, as compared to $192,000 for the same quarter of 2010, a decrease of $11,000 or six percent.  The decrease in costs was due primarily to the decrease in staffing levels compared to the same period of 2010.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended March 31, 2011, sales and marketing costs amounted to $69,000, as compared to $51,000 for the quarter ended March 31, 2010, an increase of $18,000 or 35 percent.  The increase was due to the Company engaging a sales executive in Europe to explore new business opportunities in this region.

Stock-based Compensation: For the quarter ended March 31, 2011, stock-based compensation expense amounted to $83,000, a decrease of $110,000 or 57 percent from the $193,000 recorded during the same period of 2010.  The decrease was due to the vesting of stock options, which were higher in the first quarter of 2010 due to the higher number of stock options granted.

Depreciation: Depreciation expense was $6,000 for the quarter ended March 31, 2011, consistent with the $6,000 recorded for the quarter ended March 31, 2010.

Interest Expense:  Interest expense increased by $26,000 or 47 percent to $81,000 for the quarter ended March 31, 2011, compared to $55,000 for the same quarter of 2010.  The increase was attributed to interest paid on the operating loan received during the fourth quarter of 2010.  The interest expense for 2011 included a cash interest expense of $45,000 and a non-cash accretion interest expense of $36,000 related to the Series L and N secured subordinated notes.  The interest expense for 2010 included a cash interest expense of $29,000 and a non-cash accretion interest expense of $26,000 related to the Series L and N secured subordinated notes.

Cash Flows from Operating Activities:  Operating activities resulted in cash outflows of $449,000 for the first quarter of 2011, as compared to cash outflows of $176,000 for the first quarter of 2010. The increase in cash outflows from operating activities was due to the reduction in cash flows from non-cash operating working capital as detailed in Note 12 of the unaudited interim consolidated financial statements.

Cash Flows from Investing Activities:  Investing activities generated cash inflows of $50,000 during the first quarter of 2011, as compared to $24,000 for the same period of 2010.  Higher cash distribution from the Investment in GEAM during the first quarter attributed to the increase in cash flows from investing activities.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $724,000 during the first quarter of 2011, as compared to $143,000 for the first quarter of 2010.   Cash inflows during the first quarter of 2011 were the result of $838,000 proceeds from the equity private placement, $75,000 from warrants exercised and $36,000 from stock options exercised, partially offset by share issuance costs of $125,000 and repayment of notes payable in the amount of $100,000.  Cash inflows during the first quarter of 2010 were realized from the exercise of Series L warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each quarter since the transition to IFRS on January 1, 2010.  These operating results are not necessarily indicative of results for any future period and should not be relied on to predict future performance.

Quarter ended	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
	(in thousands, except per share amounts
Revenues	$ 183	$ 176	$ 132	$ 124	$ 150
Operating expenses:
General and administrative	372	391	311	351	387
Customer service and technology	181	184	174	184	192
Sales and marketing	69	54	42	41	51
Stock-based compensation	83	143	77	104	193
Depreciation	6	6	5	5	6
Total operating expenses	711	778	609	685	829
Loss from operations before the under-noted	(528)	(602)	(477)	(561)	(679)
Interest expense:
Interest on notes payable and secured subordinated notes	45	54	38	33	29
Accretion of secured subordinated notes	36	32	30	27	26
Total interest expense	81	86	68	60	55
Other expenses (income):
Income from GE Asset Manager, LLC	(35)	(11)	(4)	(7)	(21)
Provision for impaired investment	-	-	544	-	-
Gain on settlement of debt	-	-	(57)	-	-
Total other expenses (income)	(35)	(11)	483	(7)	(21)
Loss and comprehensive loss for the period	$ (574)	$ (677)	$ (1,028)	$ (614)	$ (713)
Loss per share - basic and diluted	$ (0.003)	$ (0.004)	$ (0.006)	$ (0.004)	$ (0.004)

RELATED PARTY TRANSACTIONS

Parties related to the Company include officers and Board members.  Unless stated otherwise, no transactions include special characteristics or terms.  Balances are generally settled in cash.

During the quarter ended March 31, 2011, the Company recorded compensation expense in the amount of $76,000 (March 31, 2010 - $76,000) to related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of equity private placements, convertible debentures, options and warrants exercises, sales of equity to and investments from strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $97.6 million from debt and equity financing and has realized $25.8 million in gains on investment disposals. The Company has not earned profits to date and at March 31, 2011, has an accumulated deficit of $119.6 million.  The Company expects to incur losses further into 2011 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $570,000 were exceeded by current liabilities (excluding deferred revenue) of $1,551,000 at the end of the first quarter of 2011 by $981,000.  Current assets of $238,000 were exceeded by current liabilities (excluding deferred revenue) of $1,651,000 by $1,413,000 at the end of the fourth quarter of 2010.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash increased by $325,000 to $376,000 as at March 31, 2011 from $51,000 as at December 31, 2010.  This increase in cash was the result of the activities described in the Results of Operations section above.

Subsequent to the quarter ended March 31, 2011, the Company fully repaid the operating loan received on October 28, 2010 from a private institution.  The Company also completed a series of debt to equity conversions by investors totaling $185,000.  As a result of the conversions, the Company issued 1,850,000 common shares and 1,850,000 warrants with an exercise price of $0.15.  Additionally, the Company generated total proceeds of $338,000 through the exercise of warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

CONTRACTUAL OBLIGATIONS

As at March 31, 2011, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

	Total	Remainder of 2011	2012	2013	2014	2015
	(in thousands)

Operating leases	$ 559	$117	$ 156	$ 156	$ 130	$ -
License agreements	209	44	55	55	55	-
Notes payable	430	430	-	-	-	-
Secured subordinated notes - principal repayment	960	600	-	360	-	-
Secured subordinated notes - interest payment	85	40	36	9	-	-
	$ 2,243	$ 1,231	$ 247	$ 580	$ 185	$ -

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2010.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary to the carrying value of assets and liabilities, the reported net losses and the financial position classification used.

The continued existence beyond March 31, 2011 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of accompanying unaudited interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from those estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures.  We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2010.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support) and application hosting fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with IFRS, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 985-605 (previously the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”).

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for the Company’s customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in ASC Subtopic 985-605 are met:

●Persuasive evidence of an arrangement exists;
●Delivery has occurred;
●Fee is fixed or determinable; and
●Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

ADOPTION OF NEW ACCOUNTING POLICIES

IFRS
The Company has prepared its March 31, 2011 interim consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and with IAS 34, Interim Financial Reporting, as issued by the IASB.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles ("previous GAAP").  The adoption of IFRS has not had a material impact on the Company’s operations, strategic decisions, cash flow and capital expenditures.

The Company’s IFRS accounting policies are provided in Note 1 to the unaudited interim consolidated financial statements.  In addition, Note 13 to the unaudited interim consolidated financial statements presents reconciliations between the Company’s 2010 previous GAAP results and the 2010 IFRS results.   The reconciliations include the Company’s Consolidated Statements of Financial Position as at January 1, 2010, March 31, 2010 and December 31, 2010, and Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows for the three months ended March 31, 2010 and for the twelve months ended December 31, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

The following discussion explains the significant differences between Northcore’s previous GAAP accounting policies and those applied by the Company under IFRS.  IFRS policies have been retroactively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters.

Share-Based Payments
The Company issues stock-based awards in the form of stock options that vest over each specified time period. The options normally expire five years from the date of the grant.

Under IFRS 2, Share-Based Payments, expense is based on the fair value of the awards granted.  The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.  For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in profit or loss.

Under previous GAAP, the Company recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the respective vesting period.  Accordingly, this will result in each grant being recognized in income at a faster rate under IFRS than under previous GAAP.

Investments
On May 12, 2011, the IASB issued the new standard, IFRS 11, Joint Arrangements.  The effective date for this standard is January 1, 2013, with early adoption permitted.  This standard requires investments in joint ventures to be accounted using the equity method in accordance with IAS 28, Investments in Associates and Joint Ventures.

On September 23, 2003, the Company established a joint venture with the GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture. The joint venture operates under the name of GE Asset Manager, LLC.  Prior to January 1, 2011, the consolidated financial statements of the Company reflected the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.

The Company has elected to early adopt IFRS 11, and as a result, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception.

Impairments
IAS 36, Impairment of Assets, requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying value.  Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount.  In this event, the carrying amount of the asset is increased to its revised recoverable amount with an impairment reversal recognized in profit or loss.  The recoverable amount is limited to the original carrying amount less depreciation and amortization as if no impairment had been recognized for the asset for prior periods.

Financial Instruments - Classification of Financial Instruments
Accounting treatment of financial assets and liabilities subsequent to initial recognition, including accounting for respective gains and losses, depends on how they are classified.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate.  The Company determines the classification of its financial assets at initial recognition.

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or other liabilities, as appropriate.  The Company determines the classification of its financial liabilities at initial recognition.

Financial Instruments - Measurement of Financial Assets
When financial assets are recognized initially, they are measured at fair value on the date of acquisition plus directly attributable transaction costs except financial instruments carried at fair value through profit or loss.  Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized in profit or loss.  The measurement of financial instruments after initial recognition depends on their initial classification.  All financial assets are measured at fair value except for loans and receivables, held-to-maturity assets and, in rare circumstances, unquoted equity instruments whose fair values cannot be measured reliably, or derivatives linked to, and that must be settled by the delivery of, such unquoted equity instruments that cannot be measured reliably.

Investments in equity instruments that are traded in an active market are carried at fair value based on quoted market prices at the financial position date.  Investments in equity instruments that are not quoted in an active market are measured at fair value unless fair value cannot be reliably measured. In such cases the investments are measured at cost.

Financial Instruments - Measurement of Financial Liabilities
All financial liabilities are recognized initially at fair value.  For loans and borrowings, directly attributable transaction costs are applied against the balance of the liability.  The Company’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

●	Loans and Borrowings
After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate method. The effective interest rate method amortization is included in finance costs in the consolidated statement of profit or loss.

●	Convertible Debentures
IAS 32, Financial Instruments - Presentation, requires the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component. However, under IFRS 1, if the liability component of the instrument has either been settled or converted prior to the date of transition, an entity can elect not to split the amount recognized into the debt and equity components.

Financial Instruments – De-recognition of Financial Liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability. Any loss on the de-recognition of the original liability is recognized in profit or loss.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011 and 2010
Dated: May 31, 2011

NEW ACCOUNTING PRONOUNCEMENTS YET TO BE ADOPTED

IFRS 9 – Financial Instruments
As of January 1, 2013, the Company will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments – Recognition and Measurement.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

CORPORATE DIRECTORY

CORPORATE OFFICE

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

AUDITORS

Collins Barrow Toronto LLP
390 Bay Street, Suite 1900
Toronto, Ontario, M5H 2Y2

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

SHARES OUTSTANDING

As at March 31, 2011:
183,447,985 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

© 2011 Northcore Technologies Inc.